FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English translation of a news release issued in Germany by HSBC Holdings plc's subsidiary.

HSBC TRINKAUS & BURKHARDT KgaA 2003 DIVIDEND

The Supervisory Board and Managing Partners of HSBC Trinkaus & Burkhardt, which is approximately 73.5 per cent indirectly owned by HSBC Holdings plc, decided today to propose to the Annual General Meeting on 8 June 2004, on the basis of the draft results for the financial year ended 31 December 2003, the payment of a dividend of EUR 1.75 per share (previous year EUR 1.00 per share). The main reason for the proposed increase in the dividend payment is the marked improvement in profits compared to the previous year.

Payment of the dividend will be made on Wednesday 9 June 2004 to holders of the shares as at the close of business on Tuesday 8 June 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: month day, year